January 24, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ENDRA Life Sciences Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-214724)
Ladies and Gentlemen:
As the representative of the several underwriters of the Company’s proposed public offering of up to 2,300,000 units (the"Units") (including the additional Units issuable to the underwriters if the underwriters' over-allotment option is exercised), each Unit consisting of one share of the Company's common stock, par value $0.0001 per share, and a warrant to purchase one share of the Company's common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m. (EST) on January 26, 2017, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated January 20, 2017, through the date hereof:
Preliminary Prospectus dated January 20, 2017:
1,000 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, DOUGHERTY & COMPANY LLC As Representative of the several Underwriters DOUGHERTY & COMPANY LLC

By:	/s/ Joseph P. Sullivan
Name: Joseph P. Sullivan Title: Senior Vice President